Exhibit 99.28

Form 45-106F1 Report of Exempt Distribution BCSC EDER Reference Number 9044046 3 New report Amended report If amended, provide filing date of report that is being amended (YYYY-MM-DD) Indicate the party certifying the report (select only one). For guidance regarding whether an issuer is an investment fund, refer to section 1.1 of National Instrument 81-106 Investment Fund Continuous Disclosure and the companion policy to nil 81-106. Investment fund issuer [3 Issuer (other than an investment fund) Underwriter Provide the following information about the issuer, or if the issuer is an investment fund, about the fund. Full legal name Standard Lithium Ltd. Previous full legal name if the issuer’s name changed in the last 12 months, provide most recent previous legal name. Website www.standardlithium.com (if applicable) If the issuer has a legal entity identify provide below. Refer to Part B of the Instructions for the definition of “legal entity identifier”. Legal entity identifier If two or more issuers distributed a single security, provide the full legal name(s) of the co-issuer(s) other than the issuer named above. Full legal name(s) of co-issuer(s) (if applicable) If an underwriter is completing the report, provide the underwriter’s full legal name and firm NRD number. Full legal name Firm NRD number (if applicable) If the underwriter does not have a firm NRD number, provide the head office contact information of the underwriter. Street address Municipality Province/State Country Postal code/Zip code Telephone number Website (if applicable)

If the issuer is an investment fund, do not complete Item 5. Proceed to Item 6. Primary industry Provide the issuer’s North American Industry Classification Standard (NAICS) code (6 digits only) that in your reasonable judgment most closely corresponds to the issuer’s primary business activity. NAICS industry code 2 1 2 2 9 9 If the issuer is in the mining industry, indicate the stage of operations. This does not apply to issuers that provide services to issuers operating in the mining industry. Select the category that best describes the issuer’s stage of operations. Exploration Development O Production Is the issuer’s primary business to invest all or substantially all of its assets in any of the following? If yes, select all that apply. I Mortgages Real estate Commercial/business debt Consumer debt I Private companies â–¡ Crypt assets Number of employees Number of employees: [3 0-49 I I 50-99 I I 100-499 I I 500 or more SEDAR profile number Does the issuer have a SEDAR profile? I I No [ Yes If yes, provide SEDAR profile number 00012543 If the issuer does not have SEDAR profile complete item 5(d)—(h). Head office address Street address Province/State Municipality Postal code/Zip code Country Telephone number Date of formation and financial year-end Date of formation Financial year-end YYYY MM DD MM DD Reporting issuer status Is the issuer a reporting issuer in any jurisdictions of Canada? No I I Yes If yes, select the jurisdictions of Canada in which the issuer is a reporting issuer. All â–¡ AB â–¡ BC â–¡ MB â–¡ NB â–¡ NL â–¡ NT NS â–¡ NU â–¡ ON â–¡ PE â–¡ QC â–¡ SK â–¡ YT Public listing status If the issuer has a CUSIP number, provide below (first 6 digits only) CUSIP number If the issuer is publicly listed, provide the name of the exchange on which the issuer’s equity securities primarily trade. Provide only the name of an exchange and not a trading facility such as, for example, an automated trading system. Exchange name Size of issuer’s assets Select the size of the issuer’s assets based on its most recently available annual financial statements (Canadian $). If the issuer has not prepared annual financial statements for its first financial year, provide the size of the issuer’s assets at the distribution end date.

O $0 to under $5M O $5M to under $25M O $25M to under $100M I I $1 OOM to under $500M I I $500M to under $1B I I $ 1B or over

Item 6 – investment Fund Issuer Information If the issuer is an investment fund, provide the following information. Investment fund manager information Full legal name Firm NRD number (if applicable) If the investment fund manager does not have a firm NRD number, provide the head office contact information of the investment fund manager. Street address Municipality Province/State Country Postal code/Zip code Telephone number Website (if applicable) Type of investment fund Type of investment fund that most accurately identifies the issuer (select only one) . I I Money market O Equity â–¡ Fixed income I I Balanced I | Alternative strategies O Crypto asset O Other (describe) Indicate whether one or both of the following apply to the investment fund. I I Invests primarily in other investment fund issuers Is a UCITs Fund1 ’Undertaking for the Collective Investment of Transferable Securities funds (UCITs Funds) are investment funds regulated by the European Union (EU) directives that allow collective investment schemes to operate throughout the EU on a passport basis on authorization from one member state. Date of formation and financial year-end of the investment fund Date of formation financial year-end YYYY MM DD MM DD Reporting issuer status of the investment fund Is the investment fund a reporting issuer in any jurisdictions of Canada? I I No I I Yes If yes, select the jurisdictions of Canada in which the investment fund is a reporting issuer. All â–¡ AB â–¡ BC â–¡ MB â–¡ NB â–¡ NL â–¡ NT NS â–¡ NU â–¡ ON â–¡ PE â–¡ QC â–¡ SK â–¡ YT Public listing status of the investment fund If the investment fund has a CUSIP number, provide below (first 6 digits only) CUSIP number If the investment fund is publicly listed, provide the name of the exchange on which the investment fund’s securities primarily trade. Provide only the name of an exchange and not a trading facility such as, for example, an automated trading system. Exchange name Net asset value (NAV) of the investment fund Select the NAV range of the investment fund as of the date of the most recent NAV calculation (Canadian $). $0 to under $5M â–¡ $5M to under $25M â–¡ $25M to under $1 OOM | | $100M to under $500M | | $500M to under $1B | | $1B or over Date of NAV calculation: YYYY MM DD

Item 7 – Information About the Distribution If an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include in Item 7 and Schedule 1 information about purchasers resident in of Canada only. Do not include in Item 7 securities issued as payment of commissions or finder’s fees in connection with the distribution, which must be disclosed in Item 8. The information provided in Item 7 must reconcile with the information provided in Schedule 1 of the report. Currency Select the currency or currencies in which the distribution was made. All dollar amounts provided in the report must be in Canadian dollars. 0 Canadian dollar I I US dollar I I Euro O Other (describe) Distribution date(s) State the distribution start and end dates. If the report is being filed for securities distributed on only one distribution date, provide the distribution date as both the start and end dates. If the report is being filed for securities distributed on a continuous basis, include the start and end dates for the distribution period covered by the report. Start date 2020 02 20 End date 2020 02 20 YYYY MM DD YYYY MM DD Detailed purchaser information Complete Schedule 1 of this form for each purchaser and attach the schedule to the completed report. Types of securities distributed provide the following information for all distributions reported on a per security basis. Refer to Part A(12) of the Instructions for how to indicate the security code. If providing the CUSIP number, indicate the full 9-digit CUSIP number assigned to the security being distributed. Canadian $ (if Vested)’ Description of security lectures^ lo^‘ Highest price Total amount _TT” 16,140,220 special warrants of 16,140,220.00 0.7500 12,105,164.25 ... M T 853606 the Issuer (the “Special W N T 853606 Warrants”)’at a pi of $076 per Special Warrant Details of rights and convertible/exchangeable securities If any rights (e.g. warrants, options) were distributed, provide the exercise price and expiry date for each right If any convertible/exchangeable securities were distributed, provide the conversion ratio and describe any other terms for each convertible/exchangeable security. Convertible exchangeable Underlying ZCanadanExpiry date Conversion security code security code * i    (YYYY- MM-DD) ratio Describe other items (if applicable) Lowest Highest 1.0000 1:1 Each Special Warrant will entitle the holder to receive one unit of the Issuer (the “Units”), with each Unit consisting of C M S W N T 2022-02-20 one common share of the Issuer (a “Share”) and one-half- of-one Share purchase warrant (each whole warrant, a | | | | | || “Warrant”). Summary of the distribution by jurisdiction and exemption State the total dollar amount of securities distributed and the number of purchasers for each jurisdiction of Canada and foreign jurisdiction where a purchaser resides and for each exemption relied on in Canada for that distribution. However, if an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include distributions to purchasers resident in that jurisdiction of Canada only. This table requires a separate line item for: (i) each jurisdiction where a purchaser resides, (ii) each exemption relied on in the jurisdiction where a purchaser resides, if a purchaser resides in a jurisdiction of Canada, and (iii) each exemption relied on in Canada, if a purchaser resides in a foreign jurisdiction. For jurisdictions within Canada, state the province or territory, otherwise state the country. PcoX°r Exemption relied on Total amount (Canadian $) Alberta Nl 45-106 2.3 [Accredited investor] 2 176,998.50 British Columbia Nl 45-106 2.5 [Family, friends and business 6 1,119,498.75 associates]

British Columbia Nl 45-106 2.3 [Accredited investor] 32 2,843,873.25 Ontar o Nl 45-106 2.5 [Family, friends and business 1 37,500.00 1 associates] Ontario Nl 45-106 2.3 [Accredited investor] 9 443,749.50 „—. . Distributions to purchasers outside of local 1 18,750.00 Bangladesh jurisdiction (BC AB. NB) __ o .. . . Distributions to purchasers outside of local 1 99,750.00 jurisdiction (BC, AB, NB) .. Distributions to purchasers outside of local 1 345,000.00 Norway jurisdiction (BC, AB, and NB) ..., .. . . Distributions to purchasers outside of local 1 49,999.50 Netherlands jurisdiction (BC, AB, NB) Distributions to purchasers outside of local 1 75,000.00 Costa Rica jurisdiction (BC, AB, NB) , , Distributions to purchasers outside of local 5 3,949,995.00 LUXEMBOURG Distributions to purchasers outside of local 2 437,499.75 Cayman islands jurisdiction (BC, AB, NB) I Distributions to purchasers outside of local 1 210,000.00 UNITED KINGDOM Distributions to purchasers outside of local 4 535,050.00 Germany jurisdiction (BC, AB, NB) .. .. . C. . . Distributions to purchasers outside of local 7 1,747,500.00 united States jurisdiction (BC, AB, NB) Quebec Nl 45-106 2.3 [Accredited investor] 1 15,000.00 Total dollar amount of securities distributed 12,105,164.25 Total number of unique purchasers2* 75 2a In calculating the number of unique purchasers per row, count each purchaser only once. Joint purchasers may be counted as one purchaser. 2b In calculating the total number of unique purchasers to which the issuer distributed securities, count each purchaser only once, regardless of whether the issuer distributed multiple types of securities to, and relied on multiple exemptions for, that purchaser. Net proceeds to the investment fund by jurisdiction If the issuer is an investment fund, provide the net proceeds to the investment fund for each jurisdiction of Canada and foreign jurisdiction where a purchaser resides.3 If an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include net proceeds for that jurisdiction of Canada only. For jurisdictions within Canada, state the province or territory, otherwise state the country. Province or country ^naS) Total net proceeds to the investment fund 3“Net proceeds ‘means the gross proceeds realized in the Jurisdiction from the distributions for which the reports being filed, less the gross redemptions that occurred during the distribution period covered by the report. Offering materials—This section applies only in Saskatchewan, Ontario, Quebec, New Brunswick and Nova Scotia. If a distribution has occurred in Saskatchewan, Ontario, Quebec, New Brunswick or Nova Scotia, complete the table below by listing the offering materials that are required under the prospectus exemption relied on to be filed with or delivered to the securities regulatory authority or regulator in those jurisdictions. In Ontario, if the offering materials listed in the table are required to be filed with or delivered to the Ontario Securities Commission (OSC), attach an electronic version of the offering materials that have not been previously filed with or delivered to the OSC. Date of document or Date previously filed or Description other material win or ro delivered (YYYY-MM-DD) (Y/N) (YYYY-MM-DD)

Provide information for each person (as defined in Nl 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. Complete additional copies of this page if more than one person was, or will be, compensated. Indicate whether any compensation was paid, or will be paid, in connection with the distribution. I I No [✓] Yes If yes, indicate number of persons compensated. 8

Name of person compensated and registration status Indicate whether the person compensated is a registrant I I No [✓] Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non-individual I Red Cloud Securities Inc. Firm NRD number 6 2 8 1 0 (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. [Zl No | | Yes Business contact information If a firm NRD number is not provided in Item 8 (a), provide the business contact information of the person being compensated. Street address Municipality Province/State Country Postal code/Zip code Email address Telephone number Relationship to issuer or investment fund manager Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of “connected” in Part B(2) of the Instructions and the meaning of “control” in section 1.4 of N! 45-106 for the purposes of completing this section. Connect with the issuer or investment fund manager â–¡ Insider of the issuer (other than an investment fund) Director or officer of the investment fund or investment fund manager | | Employee of the issuer or investment fund manager None of the above Compensation details Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer. Cash commissions paid 36 262 50 : Security code 1 Security code 2 Security code 3 Value of all securities Security codes W N T distributed as compensation1 Describe terms of warrants, options or other rights 48,350 Finder Warrants. Each Warrant entitles the holder to acquire one Share for a period of 24 months following the closing of the Private Placement. Each Warrant entitles the holder to acquire one Share at a price of $1.00 per share. Other compensation2 Describe Total compensation paid 36,262.50 | | Check box if the person will or may receive any deferred compensation (describe the terms below)

1

Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.

2	Do not include deferred compensation.

Name of person compensated and registration status Indicate whether the person compensated is a registrant [Z] No | | Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual |\]ere|| Anders Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non-individual Firm NRD number (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. [Z1 No | | Yes Business contact information If a firm NRD number is not provided in Item 8 (a), provide the business contact information of the person being compensated. Street address 81/80 Land & House, Seewalee 1 Municipality Chaofa Rd., Chalong Muang Province/State Phuket Country Thailand Postal code/Zip code 83130 Email address anerell@hotmail.com Telephone number 66876706628 Relationship to issuer or investment fund manager Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of “connected” in Part B(2) of the Instructions and the meaning of “control” in section 1.4 of N! 45-106 for the purposes of completing this section. Connect with the issuer or investment fund manager â–¡ Insider of the issuer (other than an investment fund) Director or officer of the investment fund or investment fund manager | | Employee of the issuer or investment fund manager None of the above Compensation details Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer. Cash commissions paid ; Security code 1 Security code 2 Security code 3 Value of all securities Security codes W N T distributed as compensation3 Describe terms of warrants, options or other rights 50,000 Finders Warrants. Each Warrant entitles the holder to acquire one Share for a period of 24 months following the closing of the Private Placement. Each Warrant entitles the holder to acquire one Share at a price of $1.00 per share. Other compensation4 Describe Total compensation paid | | Check box if the person will or may receive any deferred compensation (describe the terms below)

3

Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.

4	Do not include deferred compensation.

Name of person compensated and registration status Indicate whether the person compensated is a registrant [Z] No | | Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual |Reynolds Ijohn Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non-individual Firm NRD number (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. [Z1 No | | Yes Business contact information If a firm NRD number is not provided in Item 8 (a), provide the business contact information of the person being compensated. Street address 5901 Scenic Drive Municipality Little Rock Province/State Arkansas Country United States Postal code/Zip code 72207 Email address jreyn13962@aol.com Telephone number 5016907141 Relationship to issuer or investment fund manager Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of “connected” in Part B(2) of the Instructions and the meaning of “control” in section 1.4 of N! 45-106 for the purposes of completing this section. Connect with the issuer or investment fund manager | | Insider of the issuer (other than an investment fund) Director or officer of the investment fund or investment fund manager | | Employee of the issuer or investment fund manager None of the above Compensation details Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts tn Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer. Cash commissions paid 11 250 00 : Security code 1 Security code 2 Security code 3 Value of all securities Security codes distributed as compensation5 Describe terms of warrants, options or other rights Other compensation6 Describe Total compensation paid 11,250.00 | | Check box if the person will or may receive any deferred compensation (describe the terms below) 5 Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer, indicate die security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer. 6 Do not include deferred compensation.

Name of person compensated and registration status Indicate whether the person compensated is a registrant No | Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual Berl Volker Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non-individual Firm NRD number (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. [Z1 No | | Yes Business contact information If a firm NRD number is not provided in Item 8 (a), provide the business contact information of the person being compensated. Street address 1250 W 90th Street, Apt 18J & 18K Municipality New York Province/State New York Country United States Postal code/Zip code 10024 Email address vberl@newageventures.net Telephone number 2019163911 Relationship to issuer or investment fund manager Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of “connected” in Part B(2) of the Instructions and the meaning of “control” in section 1.4 of N! 45-106 for the purposes of completing this section. Connect with the issuer or investment fund manager | | Insider of the issuer (other than an investment fund) Director or officer of the investment fund or investment fund manager | | Employee of the issuer or investment fund manager None of the above Compensation details Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer. Cash commissions paid 12 375 00 : Security code 1 Security code 2 Security code 3 Value of all securities Security codes distributed as compensation7 Describe terms of warrants, options or other rights Other compensation8 Describe Total compensation paid 12,375.00 | | Check box if the person will or may receive any deferred compensation (describe the terms below) 7 Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer, indicate die security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer. 8 Do not include deferred compensation.

Name of person compensated and registration status Indicate whether the person compensated is a registrant I I No [✓] Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non-individual p| Financial Corp. Firm NRD number 5 2 9 0 (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. [Z1 No | | Yes Business contact information If a firm NRD number is not provided in Item 8 (a), provide the business contact information of the person being compensated. Street address Municipality Province/State Country Postal code/Zip code Email address Telephone number Relationship to issuer or investment fund manager Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of “connected” in Part B(2) of the Instructions and the meaning of “control” in section 1.4 of N! 45-106 for the purposes of completing this section. Connect with the issuer or investment fund manager â–¡ Insider of the issuer (other than an investment fund) Director or officer of the investment fund or investment fund manager | | Employee of the issuer or investment fund manager None of the above Compensation details Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer. Cash commissions paid 21 506 25 : Security code 1 Security code 2 Security code 3 Value of all securities Security codes W N T distributed as compensation9 Describe terms of warrants, options or other rights 28,675 Finders Warrants. Each Warrant entitles the holder to acquire one Share for a period of 24 months following the closing of the Private Placement. Each Warrant entitles the holder to acquire one Share at a price of $1.00 per share. Other compensation10 Describe Total compensation paid 21,506.25 | | Check box if the person will or may receive any deferred compensation (describe the terms below) 9 Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer. 10 Do not include deferred compensation.

Name of person compensated and registration status Indicate whether the person compensated is a registrant I I No [✓] Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non-individual I Canaccord Genuity Corp. Firm NRD number 9 0 0 (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. [Z1 No | | Yes Business contact information If a firm NRD number is not provided in Item 8 (a), provide the business contact information of the person being compensated. Street address Municipality Province/State Country Postal code/Zip code Email address Telephone number Relationship to issuer or investment fund manager Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of “connected” in Part B(2) of the Instructions and the meaning of “control” in section 1.4 of N! 45-106 for the purposes of completing this section. Connect with the issuer or investment fund manager â–¡ Insider of the issuer (other than an investment fund) Director or officer of the investment fund or investment fund manager | | Employee of the issuer or investment fund manager None of the above Compensation details Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer. Cash commissions paid 32 874 98 : Security code 1 Security code 2 Security code 3 Value of all securities Security codes W N T distributed as compensation11 Describe terms of warrants, options or other rights 43,833 Finders Warrants. Each Warrant entitles the holder to acquire one Share for a period of 24 months following the closing of the Private Placement. Each Warrant entitles the holder to acquire one Share at a price of $1.00 per share. Other compensation12 Describe Total compensation paid 32,874.98 | | Check box if the person will or may receive any deferred compensation (describe the terms below) 11 Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.

12	Do not include deferred compensation.

Name of person compensated and registration status Indicate whether the person compensated is a registrant I I No [✓] Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non-individual I Haywood Securities Inc. Firm NRD number 1 6 3 0 (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. [Zl No | | Yes Business contact information If a firm NRD number is not provided in Item 8 (a), provide the business contact information of the person being compensated. Street address Municipality Province/State Country Postal code/Zip code Email address Telephone number Relationship to issuer or investment fund manager Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of “connected” in Part B(2) of the Instructions and the meaning of “control” in section 1.4 of N! 45-106 for the purposes of completing this section. Connect with the issuer or investment fund manager â–¡ Insider of the issuer (other than an investment fund) Director or officer of the investment fund or investment fund manager | | Employee of the issuer or investment fund manager None of the above Compensation details Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer. Cash commissions paid 4 999 99 ; Security code 1 Security code 2 Security code 3 Value of all securities Security codes W N T distributed as compensation13 Describe terms of warrants, options or other rights 6,667 Finders Warrants. Each Warrant entitles the holder to acquire one Share for a period of 24 months following the closing of the Private Placement. Each Warrant entitles the holder to acquire one Share at a price of $1.00 per share. Other compensation14 Describe Total compensation paid 4,999.99 | | Check box if the person will or may receive any deferred compensation (describe the terms below) 13 Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer. 14 Do not include deferred compensation.

Name of person compensated and registration status Indicate whether the person compensated is a registrant [Z] No | | Yes If the person compensated is an individual, provide the name of the individual. Full legal name of individual civelli Carlo Family name First given name Secondary given names If the person compensated is not an individual, provide the following information. Full legal name of non-individual Firm NRD number (if applicable) Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. [Z1 No | | Yes Business contact information If a firm NRD number is not provided in Item 8 (a), provide the business contact information of the person being compensated. Street address Plaza Commercial San Fernando, 1st Floor, Office No. 41, Avenida Central/Via Espana, Urb. La Loma, Corregimiento Pueblo Municipality Panama City Province/State Panama Country Panama Postal code/Zip code 0801 Email address civelli@clarionfin.com Telephone number 41794012769 Relationship to issuer or investment fund manager Indicate the person’s relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of “connected” in Part B(2) of the Instructions and the meaning of “control” in section 1.4 of N! 45-106 for the purposes of completing this section. â–¡ Connect with the issuer or investment fund manager â–¡ Insider of the issuer (other than an investment fund) | | Director or officer of the investment fund or investment fund manager | | Employee of the issuer or investment fund manager fz] None of the above Compensation details Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer. Cash commissions paid Security code 1 Security code 2 Security code 3 Value of all securities Security codes W N T distributed as compensation4 Describe terms of warrants, options or other rights 274,500 Finders Warrants. Each Warrant entitles the holder to acquire one Share for a period of 24 months following the closing of the Private Placement. Each Warrant entitles the holder to acquire one Share at a price of $1.00 per Share. Other compensation5 Describe Total compensation paid | | Check box if the person will or may receive any deferred compensation (describe the terms below) ^Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer, indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer. sDo not include deferred compensation.

If the issuer is an investment fund, do not complete Item 9. Proceed to Item 10. Indicate whether the issuer is any of the following (select the one that applies—if more than one applies, select only one). |~Z] Reporting issuer in any jurisdiction of Canada | | Foreign public issuer I I Wholly owned subsidiary of a reporting issuer in any jurisdiction of Canada6 Provide name of reporting issuer I I Wholly owned subsidiary of a foreign public issuer6 Provide name of foreign public issuer I I Issuer distributing only eligible foreign securities and the distribution is to permitted clients only7 If the issuer is at least one of the above, do not complete Item 9(a)—(c). Proceed to Item 10. 6An issuer is a wholly owned subsidiary of a reporting issuer or a foreign public issuer if all of the issuer’s outstanding voting securities, other than securities that are required by law to be owned by its directors, are beneficially owned by the reporting issuer or the foreign public issuer, respectively. 7 Check this box if it applies to the current distribution even if the issuer made previous distributions of other types of securities to non-permitted clients. Refer to the definitions of “eligible foreign security” and “permitted client” in PartB(1) of the Instructions. I I If the issuer is none of the above, check this box and complete Item 9(a)—(c). Directors, executive officers and promoters of the issuer Provide the following information for each director, executive officer and promoter of the issuer. For locations within Canada, state the province or territory; otherwise state the country. For “Relationship to issuer”, “D”—Director, “0”—Executive Officer, “P”—Promoter. Business location of non-individual or Relationship to issuer Secondary given jurisdiction of Organization or company name Family name First given name Province or country D O P Promoter information If the promoter listed above is not an individual, provide the following information for each director and executive officer of the promoter. For locations within Canada, state the province or territory; otherwise state the country. For “Relationship to promoter”, “D”—Director, “O”—Executive Officer. . Residential Relationship to promoter Secondary given (select one or both if applicable) Organization or company name Family name First given name names Province or country Residential address of each individual Complete Schedule 2 of this form providing the full residential address for each individual listed in Item 9(a) and (b) and attach to the completed report. Schedule 2 also requires information to be provided about control persons.

Provide the following certification and business contact information of an officer, director or agent of the issuer or underwriter. If the issuer or underwriter is not a company, an individual who performs functions similar to that of a director or officer may certify the report. For example, if the issuer is a trust, the report may be certified by the issuer’s trustee. If the issuer is an investment fund, a director or officer of the investment fund manager (or, if the investment fund manager is not a company, an individual who performs similar functions) may certify the report if the director or officer has been authorized to do so by the investment fund. The certification may be delegated, but only to an agent that has been authorized by an officer or director of the issuer or underwriter to prepare and certify the report on behalf of the issuer or underwriter. If the report is being certified by an agent on behalf of the issuer or underwriter, provide the applicable information for the agent in the boxes below. If the individual completing and filing the report is different from the individual certifying the report, provide the name and contact details for the individual completing and filing the report in Item 11. The signature on the report must be in typed form rather than handwritten form. The report may include an electronic signature provided the name of the signatory is also in typed form. Securities legislation requires an issuer or underwriter that makes a distribution of securities under certain prospectus exemptions to file a completed report of exert distribution. By completing the information below, I certify, on behalf of the issuer/underwriter/investment fund manager, to the securities regulatory authority or regulator, as applicable, that I have reviewed this report and to my knowledge, having exercised reasonable diligence, the information provided in this report is true and, to the extent required, complete. Name of issuer/underwriter/—u- investment fund manager/agent Standard Lithium Ltd. Full legal name Mintaka Robert Family name First given name Secondary given names Title Chief Executive Officer Telephone number 6044098154 Email address r.mintak@standardlithium.com Signature “Robert Mintaka” Date 2020 02 27 YYYY MM DD Provide the following business contact information for the individual that the securities regulatory authority or regulator may contact with any questions regarding the contents of this report, if different than the individual certifying the report in Item 10. | | Same as individual certifying the report Full legal name Manilas Brandon Title Solicitor Family name First given name Secondary given names Name of company Cassel Brock & Blackwell LLP Telephone number 7783727841 Email address bmanhas@cassels.com

The personal information required under this form is collected on behalf of and used by the securities regulatory authority or regulator under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation. If you have any questions about the collection and use of this information, contact the securities regulatory authority or regulator in the local jurisdiction(s) where the report is filed, at the address (is) listed at the end of this form. The attached Schedules 1 and 2 may contain personal information of individuals and details of the distribution(s). The information in Schedules 1 and 2 will not be placed on the public file of any securities regulatory authority or regulator. However, freedom of information legislation may require the securities regulatory authority or regulator to make this information available if requested. By signing this report, the issuer/underwriter confirms that each individual listed in Schedule 1 or 2 of the report who is resident in a jurisdiction of Canada: a) has been notified by the issuer/underwriter of the delivery to the securities regulatory authority or regulator of the information pertaining to the individual as set out in Schedules 1 or 2, that this information is being collected by the securities regulatory authority or regulator under the authority granted in securities legislation, that this information is being collected for the purposes of the administration and enforcement of the securities legislation of the local jurisdiction, and of the title, business address and business telephone number of the public official in the local jurisdiction, as set out in this form, who can answer questions about the security regulatory authority’s or regulator’s indirect collection of the information, and b) has authorized the indirect collection of the information by the securities regulatory authority or regulator.